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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sutura, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

869542100

(CUSIP Number)

Mark Strefling

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

2 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Intermarket Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Intermarket Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

4 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Intermarket Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

5 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Intermarket Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

6 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Pandora Select Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

7 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Pandora Select Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

8 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Pandora Select Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

9 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Pandora Select Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

10 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Hedged High Yield Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

11 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Hedged High Yield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

12 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Hedged High Yield Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

13 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Hedged High Yield Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

14 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

15 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) AJR Financial, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 Shared Voting Power 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) IA

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

16 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

17 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Convertible Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

18 of 27

CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Whitebox Convertible Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Gary S. Kohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 869542100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Scot W. Malloy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 537,473,653 (See Items 4 and 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 537,473,653 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,473,653 (See Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22% (See Items 4 and 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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INTRODUCTION

This Amendment No. 2 (this “Amendment” to Schedule 13D relates to the Common Stock, par value $0.001 per share (the Common Stock”) of Sutura, Inc. a Delaware corporation (the “Issuer”). This Amendment amends and supplements the statement on Schedule 13D and Amendment 1 to the statement on Schedule 13D originally filed by the Reporting Persons. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Schedule 13D. Only modifications and supplements of the Schedule 13D are included in this Amendment.

Item 2 - Identity and Background

Item 2 of the Schedule 13D is amended to read as follows:

(a)	This statement on Schedule 13D is filed by the following entities, who are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Person”:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with the respect to the Common Stock beneficially owned by it;

(ii)	Whitebox Intermarket Advisors, LLC, a Delaware limited liability company (“WIA”), with respect to the Common Stock beneficially owned by it;

(iii)	Whitebox Intermarket Partners, L.P., a British Virgin Islands limited partnership (“WIP”), with respect to the Common Stock directly beneficially owned by it;

(iv)	Whitebox Intermarket Fund, L.P., a Delaware limited partnership (“WIFLP”), with respect to the Common Stock indirectly beneficially owned by it;

(v)	Whitebox Intermarket Fund, Ltd., a British Virgin Islands international business company (“WIFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

(vi)	Pandora Select Advisors, LLC, a Delaware limited liability company (“PSA”), with respect to the Common Stock beneficially owned by it;

(vii)	Pandora Select Partners, L.P., a British Virgin Islands limited Partnership (“PSP”), with respect to the Common Stock directly beneficially owned by it;

(viii)	Pandora Select Fund, L.P., a Delaware limited partnership (“PSFLP”), with respect to the Common Stock indirectly beneficially owned by it;

(ix)	Pandora Select Fund, Ltd., a British Virgin Islands international business company (“PSFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

(x)	Whitebox Hedged High Yield Advisors, LLC, a Delaware limited liability company (“WHHYA)”, with respect to the Common Stock beneficially owned by it;

(xi)	Whitebox Hedged High Yield Partners, L.P., a British Virgin Islands limited partnership (“WHHYP”), with respect to the Common Stock directly beneficially owned by it;

(xii)	Whitebox Hedged High Yield Fund, L.P., a Delaware limited partnership (“WHHYFLP”), with respect to the Common Stock indirectly owned by it;

(xiii)	Whitebox Hedged High Yield Fund Ltd., a British Virgin Islands international business company (“WHHYFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

(xiv)	Whitebox Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WCAA”), with respect to the Common Stock beneficially owned by it;

(xv)	Whitebox Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCAP”), with respect to the Common Stock directly beneficially owned by it;

(xvi)	Whitebox Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WCAFLP”), with respect to the Common Stock indirectly beneficially owned by it;

(xvii)	Whitebox Convertible Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCAFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

(xviiii)	Gary S. Kohler, a citizen of the United States, with respect to the Common Stock beneficially owned by him;

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(xix)	Scot W. Malloy, a citizen of the United States, with respect to the Common Stock beneficially owned by him; and

(xx)	AJR Financial, LLC, a Delaware limited liability company (“AJR”), with respect to the Common Stock beneficially owned by it.

WA, the managing member and sole owner of WIA, has the power to direct the affairs of WIA which manages accounts for the benefit of its clients WIP, WIFLP and WIFLTD. WIA has the power to direct the affairs of WIP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock. Mr. Kohler is a portfolio manager of WIP and Mr. Malloy is the senior trader of WIP.

WA, the managing member and sole owner of AJR, which is the managing member and sole owner of PSA, has the power to direct the affairs of PSA which manages accounts for the benefit of its clients PSP, PSFLP and PSFLTD. PSA has the power to direct the affairs of PSP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

WA, the managing member and sole owner of WCAA, has the power to direct the affairs of WCAA, which manages accounts for the benefit of its clients, WCAP, WCAFLP and WCAFLTD. WCAA has the power to direct the affairs of WCAP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

WA, the managing member and sole owner of WHHYA, has the power to direct the affairs of WHHYA, which manages accounts for the benefit of its clients, WHHYP, WHHYFLP and WHHYFLTD. WHHYA has the power to direct the affairs of WHHYP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WIA, PSA, WCAA, WHHYA, WIP, PSP, WCAP, WHHYP, WIFLP, PSFLP, WCAFLP, WHHYFLP, WIFLTD, PSFLTD, WCAFLTD, WHHYFLTD, AJR and Messrs. Kohler and Malloy are a group, or have agreed to act as a group.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of WA, WIA, WIFLP, PSA PSFLP, WCAA, WCAFLP, WHHYA, WHHYFLP, AJR and Messrs. Kohler and Malloy is:

c/o Whitebox Advisors, LLC

3033 Excelsior Boulevard, Suite 300

Minneapolis, MN 55416

The address of the business office of WIP, WIFLTD, PSP, PSFLTD, WCAP, WCAFLTD, WHHYP and WHHYFLTD is:

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Roadtown, Tortola, British Virgin Islands

(c)	During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(d)	Citizenship

WA, WIA, WIFLP, PSA, PSFLP, WCAA, WCAFLP, WHHYA, AJR and WHHYFLP are organized under the laws of the State of Delaware. WIP, PSP, WIFLTD, PSFLTD, WCAP, WCAFLTD, WHHYP and WHHYFLTD are organized under the laws of the British Virgin Islands. Messrs. Kohler and Malloy are citizens of the United States.

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Item 4 - Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

On April 2, 2008, affiliates of Whitebox Advisors gave Notice of Secured Convertible Promissory Note Conversion to the Company with respect to certain Secured Promissory Convertible Notes dated September 17, 2004 issued by the Company to affiliates of Whitebox to convert all of the accrued interest and 75% of the principal of these notes (an aggregate principal and accrued interest of $5,213,262.50 ) (the “September 2004 Notes”). The September 2004 Notes, effective on April 2, 2008, were converted into 65,165,775 shares of Common Stock.

Following delivery of the notice of conversion, on April 2, 2008, affiliates of Whitebox Advisors, Synapse Fund I, LLC and Synapse Fund II, LLC executed a Written Consent of Stockholders which would have provided for removing the existing directors of the Company and electing Brian Abraham, John Kopchik, Mark Strefling and Richard Vigilante as directors of the Company. After discussing with management and directors of the Company on April 2 and 3, 2008, the Board determined on April 4, 2008 to appoint Mr. Abraham as interim Chief Executive Officer and to add Messrs. Abraham, Kopchik, Strefling and Vigilante to the Board. Charles Terrell, Sr. and John Crew, M.D. resigned from the Board. Mr. Bjorkman will continue as Chief Financial Officer. The written consent of Stockholders was not delivered to the Company. Whitebox is reviewing the Company’s strategy, business, assets, operations, capitalization and financial condition and may propose one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including without limitation the possible conversion of additional Notes, the exercise of warrants, extraordinary corporate transactions or a sale or transfer of a material amount of assets of the Company, other changes to the Board, causing the Company to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act, or exercising its rights as a secured creditor.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended as follows:

(a)	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act

Amount beneficially owned:

WIP beneficially owns 67,694,244 shares of Common Stock, including 18,622,487 shares of Common Stock; 29,944,323 shares issuable upon conversion of the Company’s 12% Secured Convertible Promissory Notes due 2009, and 8% Secured Convertible Promissory Notes due 2008; and 19,127,434 shares issuable upon exercise of warrants.

PSP beneficially owns 84,703,025 shares of Common Stock, including 23,293,666 shares of Common Stock; 37,470,866 shares issuable upon conversion of the Company’s 12% Secured Convertible Promissory Notes due 2009, and 8% Secured Convertible Promissory Notes due 2008; and 23,938,493 shares issuable upon exercise of warrants.

WHHYP beneficially owns 169,043,311 shares of Common Stock, including 46,523,194 shares of Common Stock; 74,766,621 shares issuable upon conversion of the Company’s 12% Secured Convertible Promissory Notes due 2009, and 8% Secured Convertible Promissory Notes due 2008; and 47,759,496 shares issuable upon exercise of warrants.

WCAP beneficially owns 211,595,036 shares of Common Stock, including 58,203,982 shares of Common Stock; 93,602,872 shares issuable upon conversion of the Company’s 12% Secured Convertible Promissory Notes due 2009, and 8% Secured Convertible Promissory Notes due 2008; and 59,788,182 shares issuable upon exercise of warrants.

Mr. Kohler beneficially owns 3,545,630 shares of Common Stock, including 450,000 shares of Common Stock; 2,652,250 shares issuable upon conversion of the Company’s 12% Secured Convertible Promissory Notes due 2009, and 8% Secured Convertible Promissory Notes due 2008; and 443,380 shares issuable upon exercise of warrants.

Mr. Malloy beneficially owns 886,408 shares of Common Stock, including 112,500 shares of Common Stock; 663,063 shares issuable upon conversion of the Company’s 12% Secured Convertible Promissory Notes due 2009 and 8% Secured Convertible Promissory Notes due 2008; 110,845 shares issuable upon exercise of warrants.

As a result of the relationships described in this statement, each of WA, WIA, PSA, WCAA, WHHYP, WIFLP, PSFLP, WCAFLP, WHHYFLP, WIFLTD, PSFLTD, AJR, WCAFLTD and WHHYFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WIP, PSP, WCAP and WHHYP. WA, WIA, PSA, WCAA, WHHYA, WIFLP, PSFLP, WCAFLP, WHHYFLP, AJR, WIFLTD, PSFLTD, WCAFLTD, WHHYFLTD, Mr. Kohler and Mr. Malloy each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of its pecuniary interests in such shares.

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Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WIA, PFS, WCAA, WHHYA, WIFLP, PSFLP, WCAFLP, WHHYFLP, WIFLTD, PSFLTD, WCAFLTD, AJR and WHHYFLTD are a group, or have agreed to act as a group.

Percent of class:

WA beneficially owns 74.22% of the Company’s Common Stock.

WIA, PSA, WCAA, AJR and WHHYA each beneficially owns 74.22% of the Company’s Common Stock.

WIP, PSP, WCAP and WHHYP each directly beneficially owns 74.22% of the Company’s Common Stock.

WIFLP, WIFLTD, PSFLP, PSFLTD, WCAFLP, WCAFLTD, WHHYFLP and WHHYFLTD each indirectly beneficially owns 74.22% of the Company’s Common Stock.

Mr. Kohler beneficially owns 74.22% of the Company’s Common Stock.

Mr. Malloy beneficially owns 74.22% of the Company’s Common Stock.

The percentage of Common Stock reportedly beneficially owned by each entity herein is based on 336,395,582 shares of outstanding Common Stock of the Company on April 2, 2008, after giving effect to the issuance of shares pursuant to the transaction described herein (which is in turn based on 271,229,807 shares issued and outstanding on November 15, 2007, the Issuer’s latest 10-QSB).

(b)	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared

(1)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

WA, WIA, PSA, WCAA, WHHYA, WIP, PSP, WCAP, WHHYP, WIFLP, PSFLP, WCAFLP, WHHYFLP, WIFLTD, PSFLTD , WCAFLTD, WHHYFLTD, AJR and Messrs. Kohler and Malloy have shared voting power with respect to shares of Common Stock representing 74.22% of the outstanding shares of the Company.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

WA, WIA, PSA, WCAA, WHHYA, WIP, PSP, WCAP, WHHYP, WIFLP, PSFLP, WCAFLP, WHHYFLP, WIFLTD, PSFLTD , WCAFLTD, WHHYFLTD, AJR and Messrs. Kohler and Malloy have shared voting power with respect to shares of Common Stock representing 74.22% of the outstanding shares of the Company.

(c)	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

See response to Item 4 above.

(d)	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

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None.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended as follows:

The information provided and incorporated by reference to Items 3, 4 and 5 is hereby incorporated by reference.

On March 24, 2008, the Reporting Persons discussed with Synapse Fund I, LLC and Synapse Fund II, LLC (the “Synapse Parties”) whether the Synapse Parties would have any interest in signing a written consent of shareholders in lieu of meeting that would provide for a new slate of directors nominated by the Reporting Persons. On April 2, 2008, the Synapse Parties agreed to meet with representatives of the Reporting Person, at which time the Synapse Parties agreed to sign a written consent proposed by the Reporting Persons. After discussions between representatives of the Reporting Persons and management and directors of the Company on April 2 and 3, 2008, the Board determined on April 4, 2008 to appoint Brian Abraham as interim Chief Executive Officer and to add Mr. Abraham, John Kopchik, Mark Strefling and Richard Vigilante as directors of the Company. Charles Terrell, Sr. and John Crew, M.D. resigned from the Board. Mr. Bjorkman will continue as Chief Financial Officer. No written consent of shareholders was delivered to the Company.

Other than the decision to vote on the particular matter described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any of the Synapse Parties with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons (i) disclaim membership in any group with the Synapse Parties as described in Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder and (ii) disclaim any interest, beneficial or otherwise, in any shares of Common Stock held by any of the Synapse Parties.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2008

/s/ Mark Strefling
Signature

Jonathan Wood as Chief Legal Officer of Whitebox Advisors, LLC, Whitebox Intermarket Advisors, LLC, Whitebox Intermarket Partners, L.P., Whitebox Intermarket Fund, L.P., Whitebox Intermarket Fund, Ltd., Whitebox Hedged High Yield Advisors, LLC, Whitebox Hedged High Yield Partners, L.P., Whitebox Hedged High Yield Fund, L.P., AJR Financial, LLC, Whitebox Hedged High Yield Fund, Ltd., Pandora Select Advisors, LLC, Pandora Select Partners, L.P., Pandora Select Fund, L.P., Pandora Select Fund, Ltd., Whitebox Convertible Arbitrage Advisors, LLC, Whitebox Convertible Arbitrage Partners, L.P., Whitebox Convertible Arbitrage Fund, L.P., and Whitebox Convertible Arbitrage Fund, Ltd.

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Name/Title

/s/ Gary S. Kohler
Gary S. Kohler

/s/ Scot W. Malloy
Scot W. Malloy

Attention: Intentional misstatements or omissions of fact

constitute Federal Criminal violations (See 18 U.S.C. 1001)

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